October 7, 2004

BY EDGAR AND HAND DELIVERY

Ms. Peggy Kim
Mr. Paul Fischer
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	U-Store-It Trust Amendment No. 1 to Registration Statement on Form S-11 Filed on September 14, 2004 Registration No. 333-117848

Dear Ms. Kim and Mr. Fischer:

     On behalf of our client, U-Store-It Trust (the “Company”), a Maryland real estate investment trust, set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated September 29, 2004 (the “September 29 Letter”), with respect to Amendment No. 1 to the Registration Statement (the “Registration Statement”) on Form S-11 (Registration No. 333-117848) filed by the Company on September 14, 2004.

     The responses to the Staff’s comments are set out in the order in which the comments were set out in the September 29 Letter and are numbered accordingly. Page number references in the responses to your comments relating to the Registration Statement refer to the printed (marked) copy of Amendment No. 2 to the Registration Statement.

Form S-11

1.	We note your response to prior comment 3 and we note that you have included photographs for facilities that you have the option to purchase. Further, we note that those purchase options may not be exercisable for 24 months from the date of the offering. Please revise to delete these images. The inclusion of photographs of facilities that you do not own, lease or invest in could be confusing to investors and appears to inaccurately describe your business.

In response to the Staff’s comment, the Company has deleted all photographs and captions related to the option facilities.

Securities and Exchange Commission
October 7, 2004

2.	Please revise to indicate what the top photograph on the second page represents. If it is duplicative of graphics already included, such as the Fort Lauderdale facility, please revise to remove it.

In response to the Staff’s comment, the Company has revised the disclosure to indicate which facility the top photograph on the second page represents. The Company supplementally advises the Staff that this photograph is not duplicative of graphics already included.

3.	Please revise your use of defined terms such as Principals. Please revise to identify Messrs. Robert, Barry and Todd Amsdell by name.

In response to the Staff’s comment, the Company has deleted all references to the term “Principals” and has revised the disclosure to identify Robert J. Amsdell, Barry L. Amsdell and Todd C. Amsdell by name.

4.	We note your response to prior comment 11; however, we reissue our previous comment because you have revised to state that Lehman Brothers has interests beyond the underwriting commissions rather than clarifying that the underwriter has a conflict of interest with respect to the offering.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that Lehman Brothers has a conflict of interest with respect to the offering. The Company has made corresponding changes in the fourteenth bullet point under the caption “Summary Risk Factors” on page 5 and in the body of the prospectus under the caption “Risk Factors—Risks Related to This Offering—Affiliates of Lehman Brothers will receive benefits in connection with this offering , and therefore Lehman Brothers has a conflict of interest with respect to this offering because it has interests in the successful completion of this offering beyond the underwriting discount and commissions it will receive” on page 30.

5.	We note your response to prior comment 13; however, we reissue that part of our previous comment asking you to disclose the absence any limitation on the amount of debt that you may incur, which is a material risk to your business, notwithstanding the fact that other REITs may also face this risk. In addition, we reissue that part of our previous comment asking you to disclose the conflicts of interest that may arise with respect to Messrs. Robert, Barry and Todd Amsdell. Collectively, Messrs. Robert, Barry and Todd Amsdell and their affiliated entities will own 8.6 million shares or 25.6% of your outstanding common stock and will receive the substantial benefits described on pages 6-8.

In response to the Staff’s comment, the Company has expanded the cover page risk factors to include the following additional risk: “Our organizational documents contain no limitation on the amount of debt we may incur; as a result, we may become highly leveraged in the future.” The Company has also added the risk factor as the sixth bullet point under the caption “Summary—Summary Risk Factors” on page 4.

In addition, as suggested by the Staff in our conversation on September 30, 2004, the Company has revised the third bullet point to quantify the aggregate ownership of Robert J. Amsdell, Barry

Securities and Exchange Commission
October 7, 2004

L.	Amsdell, Todd C. Amsdell and the Amsdell Entities. Furthermore, the Company has added additional disclosure in response to the Staff’s suggestion in such conversation to describe the substantial benefits that will be received by related parties concurrently with the offering.

Summary – page 1

6.	We note your response to Comment 14. It appears, however, that further revision should be made to your summary to avoid duplicative disclosure, particularly within the sections entitled “Our Competitive Advantages” and “Our Business and Growth Strategy.” Please revise, or advise us why you believe it is appropriate not to do so.

In response to the Staff’s comment, the Company reviewed the entire Summary in an effort to avoid duplicative disclosure. As a result of this review, the Company has deleted a significant amount of duplicative disclosure in the sections entitled “Our Competitive Advantages” and “Our Business and Growth Strategy.”

7.	We note your response to prior comment 16; however, we reissue our previous comment because it does not appear that you have described the corporate history of your predecessor entity, Acquiport/Amsdell I Limited Partnership, since 1996.

As discussed with the Staff in our conversation on September 30, 2004, the Company respectfully submits that the corporate history of Acquiport/Amsdell I Limited Partnership since 1996 is extensively described in the sections entitled “Structure and Formation of Our Company—Formation Transactions” and “Structure and Formation of Our Company—Cost of Recent Acquisitions” on pages 94 and 98, and in the financial statements on pages F-36 and F-47. In addition, the Company supplementally advises the Staff that there have not been any material changes in the ownership of Acquiport/Amsdell I Limited Partnership or other material corporate events beyond those referenced on pages 94, 98, F-36 and F-47. In light of this disclosure, and the Company’s general objective of avoiding repetitive disclosure in the Summary section, the Company does not believe it is necessary to include additional disclosure in the Summary section.

8.	We note your response to prior comment 17. Please revise to estimate the percentage of revenues derived from residential versus commercial customers and describe how you intend to measure growth in your commercial customer base. Please similarly revise your Business section.

In response to the Staff’s comment, the Company has revised its disclosure in the section entitled “Our Business and Facilities—Our Business and Growth Strategy” to include an estimate of the percentage of its revenues derived from commercial customers as well as the Company’s intention to develop procedures to measure growth in its commercial customer base in the future. See page 61. In light of this disclosure, and the Company’s general objective of avoiding repetitive disclosure in the “Summary” section, the Company does not believe it is necessary to include such disclosure in the Summary.

Securities and Exchange Commission
October 7, 2004

Summary Risk Factors

9.	We note your response to Comment 19. Please revise to disclose whether the board has made a determination whether this ownership limitation may jeopardize your status as a REIT. Please also include risk factor disclosure of the risk that the exception may have on your REIT status; we note that the risk factor on page 23 does not address the risk to your REIT status.

As discussed with the Staff in our conversation on September 30, 2004, the ownership limits in the Company’s declaration of trust are intended to preserve compliance with ownership restrictions applicable to REITs. The applicable REIT tax restrictions provide that, no more than 50% of the value of a company’s outstanding shares may be owned, directly, indirectly or through attribution, by five or fewer individuals during the last half of any taxable year of a company. The Amsdell family would currently (due to REIT ownership attribution rules) be treated as one “individual” for purposes of this test. The Company’s declaration of trust provides that the Amsdell family may own no more than 29% of the Company’s common shares, and that no other individual may own more than 5% of the Company’s common shares. This ensures compliance with the applicable REIT ownership rule because no five individuals are permitted to own in excess of 50% of the Company’s common shares. As a result, the 29% excepted holder limit for the Amsdell family does not jeopardize the Company’s REIT status, rather, it works in tandem with the general 5% ownership limit to preserve the Company’s status as a REIT.

10.	We note your response to Comment 20. Please revise Bullet Point Nine to briefly expand upon the nature of the referenced conflicts of interest and revise to quantify the aggregate debt repayment, cash and other benefits to be received.

In response to the Staff’s comment, and as discussed with the Staff in our conversation on September 30, 2004, the Company has revised the section entitled “Summary—Summary Risk Factors” to include the risk factor entitled “Robert J. Amsdell, Barry L. Amsdell, Todd C. Amsdell and the Amsdell Entities will own approximately 8.7 million shares and approximately 1.0 million operating partnership units following this offering and will receive $23 million in cash, of which approximately $18.7 million will be repaid to us in repayment of loans from High Tide LLC, which create a conflict of interest because they have interests in the successful completion of this offering that may influence their decisions affecting the terms and circumstances under which the transaction is completed.”

Our Facilities, page 5

11.	We note your response to prior comment 24. Please revise to estimate the maximum amount or range of purchase prices that you would be willing to pay for the option properties. We note that an estimate of the value of the option properties or an estimate of the expenditures to be paid within 24 months in connection with the 19 option properties is material information to an investor.

In response to the Staff’s comment, and as discussed with the Staff on September 30, 2004 and October 5, 2004, the Company has revised the section entitled “Our Business and Facilities—Our

Securities and Exchange Commission
October 7, 2004

Facilities—Option Facilities” on page 75 to include the cost basis (or purchase price if the option facility has not yet been acquired by Rising Tide Development, LLC) to Rising Tide Development, LLC for each individual option facility.

Formation Transactions – page 9

12.	Please revise to quantify the extent to which members of the Amsdell family and related trusts can own your common shares.

In response to the Staff’s comment, the Company has made the requested revision on page 9.

Summary Financial Data, page 15

13.	Please clarify why the potential exchange of operating partnership units into common shares would not impact diluted earnings per share. Reference is made to footnote (5) on pages 15 and 43.

In response to the Staff’s comment, the Company has revised footnote (6) on pages 15 and 43 to clarify why the potential exchange of operating partnership units into common shares would not impact diluted earnings per share.

Risk Factors

Failure to qualify as a REIT would have serious adverse consequences to us and our shareholders – page 31

14.	We note your response to Comment 53. Please revise your risk factor heading to briefly identify the serious adverse tax consequences shareholders would face if you were to fail to qualify as a REIT.

In response to the Staff’s comment, the Company has made the requested revision on page 31.

Distribution Policy – page 37

15.	Please revise to disclose the percentage of distributions expected to be a return of capital.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 36.

16.	Please revise to clarify that to the extent distributions represent a return of capital for tax purposes, shareholders could recognize an increased capital gain upon a subsequent sale of your common stock.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 36.

Securities and Exchange Commission
October 7, 2004

17.	Expand note (6) on page 37 to disclose your basis for using $0.15 per rentable square foot in estimating annual capital expenditures.

In response to the Staff’s comment, the Company has provided the requested disclosure in footnote (7) on page 37.

18.	Please refer to Footnote 8 on page 37. Please revise to indicate that to the extent you use proceeds from the over-allotment option to fund distributions, the entire amount of such payments will be treated as a return of capital.

In response to the Staff’s comment, the Company has provided the requested disclosure in footnote (9) on page 37.

Selected Financial Data

Non-GAAP Financial Measures

NOI, page 13

19.	Please revise your definition of NOI to reflect the reconciliation on page 42, including the adjustments to net income that are made to arrive at NOI.

In response to the Staff’s comment, the Company has made the requested revision on pages 15 and 44.

Self Storage Industry Outlook – page 45

20.	We note your response to Comment 62. Please supplementally advise us whether U-Store-It makes use of discounts and concessions.

The Company supplementally advises the Staff that it uses discounts and concessions when it considers such measures to be appropriate. The Company considers its use of discounts and concessions to be generally consistent with the use thereof by the self-storage industry as a whole.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Same-Store Facility Results, page 51

21.	Please revise your reconciliation of net operating income for each group of facilities to begin with net income and revise your description of the net operating income calculation as necessary. See Item 10(e) of Regulation S-K.

In response to the Staff’s comment, and as discussed with the Staff on September 30, 2004, the Company has revised the disclosure on page 53 to remove same-store and non same-store net operating income. As a result of deleting net operating income for each group of facilities, the Company has also deleted the reconciliation of net income to net operating income.

Securities and Exchange Commission
October 7, 2004

Our Competitive Advantages – page 58

Focused Operating Philosophy

22.	We note that you refer to your 64% net operating income as being “among the highest in the industry.” Because NOI is a Non-GAAP measure, it does not appear appropriate to provide a comparison to others in the industry, who may derive the figure in a different manner. Please revise to remove the comparative reference.

In response to the Staff’s comment, the Company has revised its disclosure to remove all references to its NOI margin and any comparisons to other companies.

The Self-Storage Industry – page 62

23.	We note your response to Comment 77. Please revise your disclosure to reference the sources you have provided to the Staff supplementally as the basis for your statement regarding stability through economic cycles, the large pool of individual customers, and the growth of the commercial customer base in the self-storage industry.

In response to the Staff’s comment, the Company has revised its disclosure on page 64 to reference the sources it previously provided to the Staff supplementally as the basis for the Company’s statement regarding stability through economic cycles, the large pool of individual customers, and the growth of the commercial customer base in the self-storage industry.

Financing Strategy – page 63

24	We note your response to prior comment 79. Please revise to clarify that under your organizational documents, there are no limitations on the amount of debt you may incur.

In response to the Staff’s comment, the Company has made the requested revision on page 64.

Pending Acquisitions – page 73

25.	Please file all material agreements as exhibits to the filing. We note, for example, that you do not appear to have filed the Devon/Bredenton agreement as an exhibit to the filing.

In response to the Staff’s comment, the Company has filed substantially all remaining material agreements with Amendment No. 2 to the Registration Statement. The Company supplementally advises the Staff that the Devon/Bredenton agreement has not been filed because the Company does not believe it is a material contract as it was entered into in the ordinary course of business and does not exceed 15% of the Company’s fixed assets.

Securities and Exchange Commission
October 7, 2004

26.	Please advise us supplementally why you believe the Liberty Self Stor Acquisition is not probable.

As discussed with the Staff in our conversation on September 30, 2004, the Company does not consider its potential acquisition of Liberty Self Stor to be probable because there are two significant conditions that must be satisfied prior to the closing of the acquisition. First, the closing of the acquisition is expressly conditioned upon receipt of the approval of the shareholders of Liberty Self Stor, which is a publicly traded company. Approval of the acquisition requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Liberty Self Stor common stock entitled to vote upon the acquisition. Although one holder representing approximately 10% of the outstanding shares of Liberty Self Stor has agreed to vote his shares in favor of the acquisition, the remaining shareholders have made no such agreement.

Second, the acquisition is subject to a due diligence condition. Under the terms of the agreement, the Company may abandon the acquisition for any reason and in its sole discretion during the period of its due diligence on the facilities, which ends on December 6, 2004. Currently, the Company is still conducting its due diligence and has not made a final determination as to whether it will proceed with the acquisition.

Structure and Formation of our Company – page 93

27.	We note your response to Comment 93. Please advise us supplementally why Rising Tide LLC entered into the option agreement in return for no consideration.

As discussed with the Staff in our conversation on September 30, 2004, the Company supplementally advises the Staff that the agreements between Rising Tide Development, LLC and the Company were entered into in order to facilitate the offering and the related formation transactions and, therefore, Rising Tide Development, LLC did not receive any additional consideration.

Formation Transactions, page 93

28.	We note your response to prior comment 94; however, we reissue our previous comment because we are unable to locate the revised disclosure. Please revise bullet fourteen to quantify the amount of the existing term loans that will remain outstanding after repaying $258.2 million of the loan amounts from the proceeds raised in this offering.

In response to the Staff’s comment, the Company has revised bullet fourteen on page 96 to identify the sources that will be used to repay the existing term loan and to quantify the amount that will be repaid from each source. The Company further notes that upon completion of this offering and the formation transactions, no amount will remain outstanding under the existing term loan.

Securities and Exchange Commission
October 7, 2004

Investment Policies and Policies With Respect to Certain Activities

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers, page 105

29.	We note your response to prior comment 99. Please revise to state whether you intend to invest in joint ventures, and if so, then please also add appropriate risk factor disclosure.

In response to the Staff’s comment, the Company has made the requested revision on page 106 and has added a new risk factor entitled “If in the future we elect to make joint venture investments, we could be adversely affected by a lack of sole decision-making authority, reliance on joint venture partners’ financial condition and any disputes that might arise between us and our joint venture partners” under the caption “Risk Factors—Risks Related to Our Operations” on page 23.

Description of Shares

Restrictions on Ownership and Transfer, page 110

30.	Please revise to describe the reasons for the exception from the ownership restriction granted to the Amsdell family and describe whether this will affect your REIT status.

The Company supplementally advises the Staff that, immediately upon completion of the offering, certain members of the Amsdell family and certain trusts established for the benefit of members of the Amsdell family will, as a group, own approximately 26% of the Company’s common shares. As a result of the Amsdell family’s ownership, the Company’s declaration of trust provides an excepted holder limit that allows members of the Amsdell family, certain trusts established for the benefit of members of the Amsdell family and related entities to own up to 29% of the Company’s common shares. The Company respectfully directs the Staff to its response to Comment 9 for a discussion of how the ownership limitation exception affects the Company’s REIT status.

Underwriting

Directed Share Program, page 144

31.	We note your response to prior comment 102. Please revise question (5) “How will I know how much money I will owe?” in the “Commonly Asked Questions” to clarify that potential participants are under no obligation to purchase shares until after effectiveness of the registration statement and pricing.

In response to the Staff’s comment, Lehman Brothers has made the requested revision to question (5). The Company has included the revised question as Exhibit A hereto.

Securities and Exchange Commission
October 7, 2004

32.	Please revise your disclosure to describe any lock-up agreements in connection with the directed share program.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 146.

U-Store-It Trust Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-3

33.	Reference is made to note 3(d). Please revise your disclosure to include the amount due and to whom the note is payable.

In response to the Staff’s comment, the Company has revised the disclosure on page F-6 to disclose the amount due and to whom the note is payable.

34.	We note your adjustment (5) on page F-6 for the acquisition of facilities from Self Storage Zone, Devon and Federal Self Storage. Please supplementally advise us of your calculations in determining that financial statements were only required for Devon under Rule 3-14 of Regulation S-X or revise to also include financial statements for Self Storage Zone and Federal Self Storage.

In response to the Staff’s comment, and as discussed with the Staff in our conversation on September 30, 2004, other than the Metro acquisition, the Company respectfully notes that none of the other three probable acquisitions meet the significance tests individually or cumulatively under the aggregations rules. The Company is supplementally providing as Exhibit B hereto its significance calculation relating to the inclusion of Rule 3-14 financial statements in accordance with the “REIT Formation Transaction” relief calculation found in the SEC Staff Training Manual on pages 2-28 and 2-29. As this calculation indicates, none of the probable acquisitions (excluding the Metro acquisition) exceed the aggregation test for individually insignificant acquisitions. However, since the audited financial statements for the Devon portfolio were easily obtainable by the Company, the Company has included them in its filing.

U-Store-It Trust Unaudited Pro Forma Condensed Consolidated Statements of Income, page F-8

35.	Reference is made to note 13 on page F-12 and note 20 on page F-16. Information about the possible or expected impact of current actions taken by management in response to the pro forma transaction, as if management’s actions were carried out in previous reporting periods, is considered a projection and is not an objective of Article 11 of Regulation S-X. Such information is more appropriately disclosed in a footnote to the pro formas. Please supplementally explain to us your basis for including an adjustment for increased payroll and general and administrative costs or revise as necessary.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-12 and

F-17 to exclude an adjustment for general and administrative costs from the pro forma condensed consolidated income statements. However, the amount is disclosed in footnote (13)(iii) on page F-12 and footnote (20)(iii) on page F-17. The Company has retained its estimate for increased

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October 7, 2004

payroll costs on pages F-12 and F-17, as this estimate is based on employment agreements in which all of the salient terms have been orally agreed to by all of the executives and individuals.

In addition, because the Company believes that the approximately $1.96 million in general and administrative expenses is a meaningful estimate of incremental public company costs to be incurred, the Company has included this estimate as an adjustment to the pro forma net income as of June 30, 2004 in the section entitled “Distribution Policy” on page 36. Although such an adjustment for general and administrative costs reduces the Company’s estimated cash available for distribution, the Company has determined that this information is useful to investors and thus it is prudent to include such adjustment.

U-Store-It Trust Notes to Balance Sheet

Note I. Organization and Description of Business, page F-20

36.	Please expand to describe the merger of Hide Tide LLC and Amsdell Partners, Inc. with the Trust and the accounting for the merger.

In response to the Staff’s comment, the Company has expanded its disclosure on page F-20 to more extensively describe the merger of High Tide LLC and Amsdell Partners, Inc. with and into the Company.

Report of Independent Registered Public Accounting Firm, page F-22

37.	The report issued by Deloitte & Touche on July 26, 2004 states that the combined financial statements reviewed include the accounts of Acquiport/Amsdell I Limited Partnership and three additional properties. However, it appears that the combined financial statements also include several subsidiaries that have been consolidated and are referred to collectively as Acquiport/Amsdell, as described on page F-27. Please revise this report and the report on page F-42 to clarify as necessary.

In response to the Staff’s comment, the Company’s auditors have revised their reports on pages F-22 and F-42 to indicate that the combined financial statements have been consolidated.

Acquiport/Amsdell Notes to Combined Financial Statements

Note 1. Organization, page F-27

38.	Reference is made to the first paragraph and reference to the three facilities “to be acquired” from Amsdell Entities under (iii). Please revise to state, if so, that the facilities are being contributed.

In response to the Staff’s comment, the Company has revised the disclosure on page F-27 to clarify that such facilities are being contributed.

Securities and Exchange Commission
October 7, 2004

Note 2. Summary of Significant Accounting Policies, page F-27

39.	Reference is made to your response to comment 110. Please revise to provide transparency of your policy’s consistency with SFAS 144 regarding when assets are considered to be “held for sale.”

In response to the Staff’s comment, the Company has provided additional disclosure with respect to its policy regarding when assets are considered to be “held for sale.” See pages F-28, F-48 and page 48.

Note 3. Storage Facilities, page F-50

40.	Please revise your disclosure to include the reason for the significant increases in storage facilities during the first six months of 2004.

In response to the Staff’s comment, the Company has revised its disclosure on page F-50 to explain that the significant increase in Storage Facilities during the first six months of 2004 is primarily due to the application of push down accounting relating to the change in ownership of the Acquiport/Amsdell I Limited Partnership.

Exhibits

Exhibit 5.1.

41.	The filing of the company’s amended and restated Declaration of Trust with the State of Maryland appears to be a matter which counsel can confirm, and need not be assumed. Please revise, or advise us why you believe this assumption is appropriate.

As discussed with the Staff in our conversation on September 30, 2004, the Company’s Amended and Restated Declaration of Trust will not be filed until after the Registration Statement has been declared effective. As result, it is necessary for our opinion to maintain the assumption regarding the filing of the Amended and Restated Declaration of Trust since our opinion will be filed prior to the effectiveness of the Registration Statement.

Exhibit 8.1

42.	We note that in paragraph 4 on page 3, you have assumed that the company is a validly organized real estate investment trust. Please note that it is inappropriate to assume the legal conclusion underlying the tax opinion. Counsel must opine on this matter rather than assume it. Please revise accordingly.

In response to the Staff’s comment, we will remove the assumption that the Company is a validly organized real estate investment trust.

Securities and Exchange Commission
October 7, 2004

43.	Because shareholders are entitled to rely upon counsel’s opinion, the concluding statement is not appropriate. Please revise.

In response to the Staff’s comment, we will delete the concluding statement.

     We have enclosed with this letter a marked copy of Amendment No. 2 to the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement. In addition, we have enclosed marked copies of all exhibits that were supplementally provided to you or previously filed by the Company, as applicable.

****

     If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact David W. Bonser at 202/637-5868 or me at 202/637-6868 . Thank you for your consideration.

Sincerely,

/s/ Thomas C. Morey

Thomas C. Morey, Esq.

cc:	Steven G. Osgood
J. Warren Gorrell, Jr., Esq.
David W. Bonser, Esq.

Benjamin R. Weber, Esq.
William G. Farrar, Esq.
(Sullivan & Cromwell LLP)